Filed by Affiliated Computer Services, Inc.
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12 under the Securities Exchange Act of 1934

Subject Company: Affiliated Computer Services, Inc.
Commission File No.: 1-12665

September 28, 2009

FAQ: Frequently Asked Questions

Xerox Agrees to Acquire Affiliated Computer Services

Why did Xerox decide to purchase ACS?

This transaction will combine Xerox’s strengths in document technology and services with ACS’s expertise in managing and automating work processes, creating the leading global enterprise for comprehensive document and business process management.

Business process outsourcing is estimated to be a $150 billion market, growing at a rate of 5 percent per year. Combined, we’ll pursue a $500 billion market, and we will instantly be a leader in key segments of this market, with solutions centered around the information needs of business processes, not solely the software applications or IT infrastructure.

By acquiring ACS, Xerox will triple the revenue it generates from services, from $3.5 billion in 2008 to an estimated $10 billion in 2010. With a total combined revenue of $22 billion, the acquisition significantly expands Xerox business through revenue and earnings growth.

What are the terms of the acquisition?

Xerox and ACS have signed a definitive agreement for Xerox to acquire ACS in a cash and stock transaction valued at $63.11 per share or $6.4 billion as of the closing price of Xerox stock on Sept. 25. ACS shareholders will receive a total of $18.60 per share in cash plus 4.935 Xerox shares for each ACS share they own. In addition, Xerox will assume ACS’s debt of $2 billion and issue $300 million of convertible preferred stock to ACS’ Class B shareholder.

Who is ACS?

The world’s largest diversified business process outsourcing (BPO) firm, ACS is a $6.5 billion company with revenue growth of 6 percent and new business signings of $1 billion in annual recurring revenue during its fiscal 2009.

ACS’s expertise is in managing and automating paper-based work processes and providing BPO services that range from processing over 1 million credit card applications each year to handling more than 1 million phone calls each day in its 140 customer care centers. Through its multi-year contracts that include processing annually $3 billion in electronic toll collections and claims from 36 million Medicaid recipients, ACS is the largest provider of managed services to government entities in the U.S.

ACS is comprised of five business groups supporting client operations worldwide:

           ●        Business Process Solutions delivers high-volume transaction processing and customer care solutions.

           ●       Commercial Solutions provides finance and accounting, human management capital solutions, and education and financial

           ●       The Government Solutions group is one of the largest business process solution providers and IT service providers to the nations’ public sector.

           ●        Information Technology Outsourcing provides IT services and support to commercial clients.

           ●        Transportation Solutions is the largest provider of transportation services to governments worldwide through fare collection, toll solutions, back-office processing and infrastructure installations.

How will ACS operate as part of Xerox?

ACS will be an independently run Xerox organization and will serve as Xerox’s core BPO business. It will operate as ACS, a Xerox Company, led by current ACS CEO Lynn Blodgett , who will report to Xerox CEO Ursula Burns .

What synergies will result from the Xerox acquisition of ACS?

Revenue growth synergies: Xerox will achieve significant incremental revenue growth by leveraging Xerox’s strong global brand and established client relationships to scale ACS’s business in Europe, Asia and South America. In addition, Xerox will integrate its intellectual property with ACS’s services to create new solutions for end-to-end support of customers’ work processes.

Cost reduction synergies: Xerox expects to achieve annualized cost synergies that will increase to the range of $300 million to $400 million in the first three years following the close of the transaction. The synergies are primarily based on expense reductions related to public company costs, procurement and using ACS’s expertise in back-office operations to handle some of Xerox’s internal functions.

Why did Xerox choose ACS?

Xerox has built a successful business as the industry’s leader for document technology and services. We’ve been modestly participating in the related business process outsourcing market, which is often dependent on document management, especially automating paper-based work processes. Through our strategic initiatives, it became clear that this is a growth market most aligned with our base business and most critical to our long-term growth opportunities.

ACS has successfully built its $6.5 billion business by developing BPO offerings that automate document-intensive work processes and seamlessly connect paper and digital data. As the lines blur between core document management and document-intensive BPO, our companies identified an opportunity to combine our strengths and create the leading global enterprise for comprehensive document and business process management.

For Xerox, this transaction helps us significantly expand our business and benefit from stronger revenue and earnings growth.

ACS will be better positioned to scale its business globally by leveraging Xerox’s brand strength, global account management, deep sales relationships with governments and large enterprises, and by applying Xerox’s intellectual property in document solutions to its BPO offerings.

Will Xerox’s existing managed print services become part of ACS?

No. Our managed print services are closely tied to our technology offerings and will continue to be a key growth strategy for our core business going forward.

Will Xerox start using ACS offerings internally, like IT and call center support?

Both companies have key offerings that complement each other. A transition team will focus on if and how we apply these services to Xerox’s existing operations.

How will this impact Xerox’s alliance partnerships with IBM, CSC and others that compete with ACS?

We intend to continue these relationships. Xerox has a broad managed print services capability that is a natural alignment with the offerings of these partners.

When is the transaction expected to close?

The transaction is subject to customary closing conditions including domestic and foreign regulatory approvals as well as the approval of shareholders. It is expected to close in early 2010.

About ACS

Headquartered in Dallas, ACS’s 74,000 professionals support thousands of multinational corporations and government agencies in over 100 countries from 500 locations. It offers business process outsourcing support in areas that include finance, human resources, information technology, transaction processing, and customer care to clients in markets that span government, communications, manufacturing, retail, financial services, healthcare, education, and transportation. www.acs-inc.com

About Xerox

Headquartered in Norwalk, Conn., Xerox Corporation’s 54,000 people represent the world's leading document management, technology and services  enterprise, providing the industry’s broadest portfolio of color and black-and-white document processing systems  and related supplies , as well as document management consulting  and outsourcing services . www.xerox.com

Forward-Looking Statements

This document contains "forward-looking statements" as defined in the Private Securities Litigation Reform Act of 1995. The words “anticipate,” “believe,” “estimate,” “expect,” “intend,” “will,” “should” and similar expressions, as they relate to us, are intended to identify forward-looking statements. These statements reflect management’s current beliefs, assumptions and expectations and are subject to a number of factors that may cause actual results to differ materially.  These factors include but are not limited to: the unprecedented volatility in the global economy; the risk that the future business operations of the Company will not be successful; the risk that we will not realize all of the anticipated benefits from our transaction with Xerox; the risk that customer retention and revenue expansion goals for the Xerox transaction will not be met and that disruptions from the Xerox transaction will harm relationships with customers, employees and suppliers; the risk that unexpected costs will be incurred; the outcome of litigation (including with respect to the Xerox transaction) and regulatory proceedings to which we may be a party; actions of competitors; changes and developments affecting our industry; quarterly or cyclical variations in financial results; development of new products and services; interest rates and cost of borrowing; our ability to protect our intellectual property rights; our ability to maintain and improve cost efficiency of operations, including savings from restructuring actions; changes in foreign currency exchange rates; changes in economic conditions, political conditions, trade protection measures, licensing requirements and tax matters in the foreign countries in which we do business; reliance on third parties for manufacturing of products and provision of services; and other factors that are set forth in the “Risk Factors” section, the “Legal Proceedings” section, the “Management’s Discussion and Analysis of Financial Condition and Results of Operations” section and other sections of our 2009 Annual Report on Form 10-K and Xerox’s 2008 Annual Report on Form 10-K and Quarterly Report on Form 10-Q for the quarters ended March 31, 2009 and June 30, 2009 filed with the Securities and Exchange Commission. The Company assumes no obligation to update any forward-looking statements as a result of new information or future events or developments, except as required by law.

Additional Information

The proposed merger transaction involving the Company and Xerox will be submitted to the respective stockholders of the Company and Xerox for their consideration.  In connection with the proposed merger, the Company will file a joint proxy statement with the SEC (which such joint proxy statement will form a prospectus of a registration statement on Form S-4 that will be filed by Xerox with the SEC).  The Company and Xerox will each mail the joint proxy statement/prospectus to its stockholders.  The Company and Xerox urge investors and security holders to read the joint proxy statement/prospectus regarding the proposed transaction when it becomes available because it will contain important information.  You may obtain a free copy of the joint proxy statement/prospectus, as well as other filings containing information about the Company and Xerox, without charge, at the SEC’s Internet site (http://www.sec.gov).  Copies of the joint proxy statement/prospectus and the filings with the SEC that will be incorporated by reference in the joint proxy statement/prospectus can also be obtained, when available, without charge, from the Company’s website, www.acs-inc.com, under the heading “Investor Relations” and then under the heading “SEC Filings”.  You may also obtain these documents, without charge, from Xerox’s website, www.xerox.com, under the tab “Investor Relations” and then under the heading “SEC Filings”.

The Company, Xerox and their respective directors, executive officers and certain other members of management and employees may be deemed to be participants in the solicitation of proxies from the respective stockholders of the Company and Xerox in favor of the merger.  Information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of the respective stockholders of the Company and Xerox in connection with the proposed merger will be set forth in the joint proxy statement/prospectus when it is filed with the SEC.  You can find information about the Company’s executive officers and directors in its definitive proxy statement filed with the SEC on April 14, 2009.  You can find information about Xerox’s executive officers and directors in its definitive proxy statement filed with the SEC on April 6, 2009.  You can obtain free copies of these documents from the Company and Xerox websites using the contact information above.